Smart Tire Recycling

Hardware Technology Social Impact Hard Tech Sustainability

Our company is turning a waste product into a lucrative commodity

SMARTTIRERECYCLING.COM PITTSBURGH PENNSYLVANIA


Smart Tire
Recycling



Caring for the health of the planet and reducing waste is a core value. Having spent 20 years in the recycling industry I am passionate about the fact that everyone can make a difference. The recent pandemic is another reminder of just how connected we are and that connection means we have a responsibility to improve the health of our world.

Mendel Bassman CEO and Co-Founder @ Smart Tire Recycling

Why you may want to support us...

1. Perfect timing - Technology is proven, the market is wide open
2. Healing the environment by cutting CO_2 emissions from two of the biggest sources
3. Can significantly reduce landfill tires
4. Cheap readily-available materials
5. Huge untapped market

Why investors ❤ us

WE'VE RAISED $375,050 SINCE OUR FOUNDING



Mendel is a creative mind and is a person with 100% sincere integrity.

Matthew Edelstein ☆



Mendel has a knack for project management through his personal communication skills and strong work ethic. He is smart and willing to go the extra mile to ensure a positive outcome.

Yechiel Roston ☆

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Mendel Bassman
CEO and Co-Founder
Created a recycling program for hardware stores across the country to recycle keys and key shavings while working as the General Manager for Bucktown Recycling.



Lacramioara Schulte, Ph.D., MBA
CTO
Dr. Shulte has a B.S. in chemical engineering and a Ph.D. in Nanotechnology. She also holds an MBA from the Massachusetts Institute of Technology – M.I.T. She worked in Romania doing research in the tire manufacturing field.



Carlos Cabral
COO
Environmental engineers that build close to a dozen full-scale engineering facilities around the globe.



Adam Epstein
CFO
Managing his own private fund. Been consulting startup companies for over 15 years during their initial capitalization and development. Manages a private equity fund, specializing in Biotechnology. MBA from Emory University.



Raymond Riek
VP of Commercialization
Founder of the first company to commercialize equipment to produce recovered carbon black from tires



Martin von Wolfersdorff
Sales Consultant
The biggest mover and shaker in the recovered carbon black industry.



Clint Edelman
Chemical and Process Engineer
Designed a process and equipment to manufacture a silver nano-wire solution



Tom Koger
Test Engineer
Over two decades of experience building supercritical equipment from the ground up.



John Salter
Lab Technician



Benjamin Davis
Supercritical Fluid Consultant



Steven Cherin
Legal Council

In the news



Mendel Bassman - Smart Tire Recycling - Pitchwerks #74

Mendel Bassman and his team of experts are working on ways to recycle used tires - recovering valuable substances like carbon black, oil and more.

March 9, 2020 @ pitchwerks.com

Downloads

- Smart Tire Recycling Inc Pitch Deck
- Executive Summary

The time is ripe to solve a really big problem that will drive a brighter future

It's not alchemy, we know what we're doing.



Tires are one of those 'too big' problems

In 2010 when Mendel Bassman was starting out in the recycling industry everyone knew tires were a problem. Fast forward 10 years and not much has changed. Landfills are teaming with tires, the toxic fumes emitted to produce or destroy them are overwhelming, and the number of tires being discarded annually, over 1 Billion, is just staggering.

But now there is a solution.

Four years ago Mendel teamed up with the renown chemist and inventor Dr. Abdulhaq Alkhalidi to found Smart Tire Recycling with the single-minded goal of creating a clean, sustainable recycling ecosystem for tires.



The adventure begins

The road to developing a zero-emission process to recycle tires has been challenging and exciting in ways we could not have imagined at the outset. An early milestone was a real validation of our hard work as we were able to win the TiE start-up award. But we wondered, can we really disrupt the $50 Billion global tire industry? We had a obligation to ourselves, and to the globe to push ahead and find out.

Along the way we have been gratified to be joined by partners, advisers and supporters who have helped enable Smart Tire Recycling to reach our most critical milestone to date. It works!



An exciting discovery

It was a brisk day in February 2020 when Smart Tire Recycling went from being a promising technology to an exciting reality. With Dr. Alkhalidi's work leaving the realm of the theoretical and, with the guidance of Dr. Lacramiora Shulte and a team of engineers, becoming tangible right before our eyes. It is one thing to know that something works on paper, but quite another to see the results in the lab for yourself. That turning point made us realize it was time for the next step to bring our product to market. The technology is proven, but we're not at commercial scale, yet.

With the funds we are currently raising we will be able to replicate this new, zero-emission tire recycling process on a massive scale, which will in turn allow us to start accepting orders to recycle tires from every major tire manufacturer, landfill and auto parts provider in the world. The landscape of the global tire industry will never be the same.

Beyond tires

We started this campaign in the hopes of finding supporters who will help us move out of the lab and into the factory. Being able to replicate our process on a commercial scale will allow us to start emptying landfills and filling orders from some of the world's largest tire manufacturers.

And, we have a lot more in store. The materials we produce in our recycling process have the ability to be further refined and developed to have many commercial applications from cosmetics to pharmaceuticals.

We're on the cusp of something big.

Join us.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Smart Tire Recycling Inc. has developed a pioneering, zero-emission process to cleanly recycle tires into reusable materials. Our process un-bakes the tire back into its original components, which can be used to manufacture new tires, thereby creating a truly circular economy. Our goal is to help solve the major global problem of the 1 billion tires disposed of annually.

Where will your company be in 5 years?

Our goal is to be at the forefront of the clean, tire-recycling industry and to be processing more than 18 Million tires annually contributing to the reduction in toxic emissions by nearly half a million metric tons of carbon dioxide and producing revenue in excess of $44 Million. These projections cannot be guaranteed.

Why did you choose this idea?

Caring for the health of the planet and reducing waste is a core value. Having spent 20 years in the recycling industry I am passionate about the fact that everyone can make a difference. The recent pandemic is another reminder of just how connected we are and that connection means we have a responsibility to improve the health of our world.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The recent pandemic is another reminder of just how connected we are and that connection means we have a responsibility to improve the health of our world.

How far along are you? What's your biggest obstacle?

Our process flat out works. We are at the stage of transitioning from a laboratory setting to the factory floor. Scaling up will allow us to prove that we can fulfill commercial orders

Who competes with you? What do you understand that they don't?

There are thousands of businesses that collect used tires and shred them. They make some profit collecting scrap tires but are struggling with applications for selling the scrap rubber.

We have completely changed the game by actually recycling tires into commercial-grade usable materials.

How will you make money?

While our 'competitors' are shredding tires to sell at $50 per ton, we can produce carbon black, an in-demand compound worth $250 per ton.

We are also able to license our technology to tire shredders and enable them to fully recycle their rubber, adding significant value to their product.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1. The Company was organized in 2016 and it has not yet generated revenues or any profits. The Company's business will be subject to the risks inherent in the development of a new business enterprise. The likelihood of success should be considered in light of the difficulties of attracting and retaining experienced qualified personnel, as well as the problems, expenses, difficulties, complications, and delays which frequently are encountered in connection with the development stages of a new technology-based business, including regulatory issues.

2. We have identified a process for potentially recycling rubber into its base components in an environmentally friendly manner. The initial research has been conducted based on the licensing of two patents, with limited remaining useful life. We expect to develop our own intellectual property portfolio and to secure patent protection on the major aspects of such a process. There can be no assurance that our technology development will be successful. If the technology is successfully developed, there is no assurance that we will be able to secure patent protection in the United States and abroad sufficient to protect the rights to such developed technology. And, if such technology is secured, our intellectual property strategy may require the expenditure of substantial resources to protect our rights.

3. Smart Tire Recycling's Additional Disclosures provided to prospective investors contain "forward-looking statements" regarding the Company's anticipated business and financial results. The Company's actual business and financial results could be different from those set forth in such materials due to various factors including general economic conditions, specific economic conditions in cardiac-related software, the introduction of new products or services or enhanced versions of existing products or services by the Company and/or its competitors, and the degree to which the Company successfully implements its strategies. Pro forma financial statements contained in such materials or otherwise prepared by or for the Company are mere illustrations and are not to be considered commitments, guarantees, representations, or warranties as to future business prospects of the Company.

4. As noted, the Company will need substantial additional funds to implement its business plans and is currently negotiating terms with an investment group. The terms secured by such an investment group may be more favorable to those investors than the terms in this offering.

The Company may seek additional funds by making one or more additional private placement offerings (the "Follow-on Offerings") of shares of stock or Convertible Notes in the Company. In addition, the Company may investigate strategic alliances with other firms that may also include an investment in the Company. There can be no assurance that the Company will be able to secure such funds on terms acceptable to the Company, if at all, or to arrange any such strategic alliances. Any such investment will result in dilution of the Investor's anticipated ownership percentage. Additionally, the Company will likely grant equity-based compensation to consultants and to other providers of services to the Company, which will have a dilutive impact on the ownership of Company equity securities.